August 9, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 4 to
           Form 1-A filed August 1, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2019 letter.

Amended Form 1-A filed August 1, 2019

General

1. We note your response to our prior comment 1, including the revised exclusive forum provision in your subscription agreement, which selects the federal district court of the
      United States of America in the state of Nevada as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the state
      Courts of Nevada as the exclusive forum for a resolution of any complaint not asserting a cause of action arising under the Securities Act. Please revise your risk factor disclosure to clearly describe the scope of your exclusive forum provision and the relevant forum for litigation. Also revise to clarify whether this provision applies to actions arising under the
      Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates
 Carl Grant
Sun Kissed Industries, Inc.
August 9, 2019
Page 2
         exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

         In addition we note that your risk factor on page 13 states that investors "will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada." Please revise your disclosure to be consistent with your exclusive forum provision which addresses both state and federal laws and jurisdictions.


       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameCarl Grant                                    Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                                Division of
Corporation Finance
August 9, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName